Exhibit 99.1

D.R. HORTON, INC. ANNOUNCES AGREEMENT TO ACQUIRE VIDLER WATER RESOURCES, INC.

ARLINGTON, Texas and CARSON CITY, Nevada (April 14, 2022)—D.R. Horton, Inc. (NYSE: DHI) (“D.R. Horton”), America’s Builder, and Vidler Water Resources, Inc. (Nasdaq: VWTR) (“Vidler”) announced today that the two companies have entered into a definitive merger agreement pursuant to which D.R. Horton will acquire Vidler for $15.75 per share in an all-cash transaction which represents a 19% premium to the 90-day volume-weighted average share price and a 39% premium to Vidler’s book value of equity.

Vidler owns a portfolio of premium water rights and other water-related assets in the southwestern United States in markets where D.R. Horton operates that require water for development, but face a lack of adequate supply. Vidler’s highly experienced management team has a proven track record of accessing, developing and realizing value for premium water assets while expertly navigating local regulations and working with governmental entities. Post-closing, Vidler will operate as a separate operating division within D.R. Horton.

Under the terms of the merger agreement, D.R. Horton, through its directly owned acquisition subsidiary, will commence a tender offer to acquire all outstanding shares of Vidler for $15.75 per share. Upon the successful completion of the tender offer, D.R. Horton’s acquisition subsidiary will be merged into Vidler, and any remaining shares of Vidler will be canceled and converted into the right to receive the same consideration payable pursuant to the tender offer. Following completion of the merger, the common stock of Vidler will no longer be listed for trading on the Nasdaq. The total equity value of the transaction is approximately $291 million, and the transaction is expected to close during the second calendar quarter of 2022 subject to customary closing conditions.

Gibson, Dunn & Crutcher LLP is serving as legal counsel to D.R. Horton. BofA Securities, Inc. is acting as financial advisor to Vidler and Dorsey & Whitney LLP is serving as legal counsel.

About D.R. Horton, Inc.

D.R. Horton, Inc., America’s Builder, has been the largest homebuilder by volume in the United States since 2002. Founded in 1978 in Fort Worth, Texas, D.R. Horton has operations in 102 markets in 32 states across the United States and closed 81,622 homes during the twelve-month period ended December 31, 2021. D.R. Horton is engaged in the construction and sale of high-quality homes through its diverse brand portfolio that includes D.R. Horton, Emerald Homes, Express Homes and Freedom Homes ranging from $150,000 to over $1,000,000. Through its mortgage, title and insurance subsidiaries, D.R. Horton provides mortgage financing, title services and insurance agency services for its homebuyers. D.R. Horton also constructs and sells both single-family and multi-family rental properties and is the majority-owner of Forestar Group Inc., a national residential lot development company.

About Vidler Water Resources, Inc.

Vidler Water Resources, Inc.’s primary holding is Vidler Water Company, Inc., a water resource and water storage business, with assets and operations primarily in the southwestern United States. Vidler’s business is to source, develop and provide sustainable potable water resources to fast-growing communities that lack, or are running short of, available water resources.

Vidler conducts its business by working closely with many constituents in these communities: regulators, utilities, Native North American tribes, community leaders, residential and commercial developers and alternative energy companies. Vidler ensures the water resources it develops and sells are sustainable and provide benefit to the citizens of the communities and regions it serves.

Additional Information about the Acquisition and Where to Find It

In connection with the proposed acquisition, D.R. Horton will commence a tender offer for the outstanding shares of Vidler. The tender offer has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Vidler, nor is it a substitute for the tender offer materials that D.R. Horton and its acquisition subsidiary will file with the Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, D.R. Horton and its acquisition subsidiary will file tender offer materials on Schedule TO, and Vidler will file a

Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of Vidler common stock are urged to read these documents carefully when they become available (as each may be amended or supplemented from time to time) because they will contain important information that holders of shares of Vidler common stock should consider before making any decision regarding tendering their shares. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Vidler at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Vidler files annual, quarterly and special reports and other information with the SEC, which are available at the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

Portions of this document may constitute “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. Although D.R. Horton and Vidler believe any such statements are based on reasonable assumptions, there is no assurance that actual outcomes will not be materially different. All forward-looking statements are based upon information available to D.R. Horton and Vidler on the date this release was issued. Neither D.R. Horton nor Vidler undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Some forward-looking statements discuss D.R. Horton’s and Vidler’s plans, strategies and intentions. They use words such as “expects,” “may,” “will,” “believes,” “should,” “would,” “could,” “approximately,” “anticipates,” “estimates,” “targets,” “intends,” “likely,” “projects,” “positioned,” “strategy,” “future,” and “plans.” In addition, these words may use the positive or negative or other variations of those terms. Forward-looking statements also include all other statements in this press release that are not historical facts.

Factors that may cause the actual results to be materially different from the future results expressed by the forward-looking statements include, but are not limited to: the ability of D.R. Horton and Vidler to complete the transactions contemplated by the merger agreement dated April 13, 2022 (the “Merger Agreement”) in the anticipated timeframe or at all, including the parties’ ability to satisfy the conditions to the consummation of the offer contemplated thereby and the other conditions set forth in the Merger Agreement; the potential effects of the acquisition on Vidler; the participation of third parties in the consummation of the transaction and the combined company; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; uncertainties as to how many of Vidler’s stockholders will tender their shares in the offer; the risk that competing offers or acquisition proposals will be made; and other risks and uncertainties, including those set forth in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of D.R. Horton’s and Vidler’s respective most recent annual reports on Form 10-K and their respective most recent quarterly reports on Form 10-Q, all of which are filed with the SEC.

CONTACTS

D.R. Horton

Jessica Hansen, 817-390-8200

Vice President of Investor Relations

InvestorRelations@drhorton.com

Vidler

Dorothy Timian-Palmer, (775) 885-5000

President and Chief Executive Officer

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